UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 6, 2025

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NOS. 333-278983, 333-278983-01, 333-278983-02 AND 333-278983-03) OF TOTALENERGIES SE, TOTALENERGIES CAPITAL INTERNATIONAL, TOTALENERGIES CAPITAL CANADA LTD. AND TOTALENERGIES CAPITAL AND THE REGISTRATION STATEMENT ON FORM S-8 (NOS. 333-286845 AND 333-280516) OF TOTALENERGIES SE, AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Explanatory Note

TotalEnergies SE (the “Company”) is providing this Amendment No. 1 on Form 6-K/A to the Report on Form 6-K furnished to the Securities and Exchange Commission on April 30, 2025 (the “Original Form 6-K”) solely for the purpose of adding the notes to the consolidated financial statements (the “Notes”), which Notes were not included in the Original Form 6-K due to a clerical error. For the convenience of the reader, the Company is re-furnishing the complete report within this Amendment No. 1 on Form 6-K/A. Other than as expressly set forth above, this Amendment No. 1 on Form 6-K/A does not amend, add or update any information in, or Exhibit filed with, the Original Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Results for the First Quarter of 2025 and Three Months Ended March 31, 2025

Exhibit 99.2	Recent Developments

Exhibit 99.3	Capitalization and Indebtedness

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: May 6th, 2025	By:	/s/ DENIS TOULOUSE
		Name:	Denis Toulouse
		Title:	Company Treasurer